Exhibit 99.1

Code of Conduct and Ethics

for Employees and Directors

Code of Conduct and Ethics for Employees and Directors, TD Bank Group. © 2017. All rights reserved. Reproduction of this work in whole or in part is prohibited.
May 2017

A Message from Bharat Masrani and Brian Levitt

Our Group President and CEO

and our Chairman of the Board

The TD shield is synonymous with trust – a reputation built up over decades and one we can all point to with pride.

Safeguarding this reputation is the responsibility of every TD employee and is key to our continued growth as an organization. By acting ethically and with integrity, we will ensure that our stakeholders' confidence in TD is stronger than ever. Protecting our customers is at the heart of the successful relationships that set TD apart.

The Code of Conduct and Ethics is our roadmap to maintaining our reputation. It supports the TD Framework, which encompasses the elements that will help us achieve our vision to be The Better Bank.

We ask you to read the Code and ensure you understand how it applies to your daily work. If you have any questions or concerns, please consult your manager or other appropriate contact as described in the Code.

Thank you for your efforts in protecting our reputation as a trusted financial institution.

Sincerely,

Bharat Masrani	Brian Levitt
Group President and CEO	Chairman of the Board

Table of Contents

Introduction and Summary			1
Applying the Code			2
1)	Respecting the Law		3
	Making the Right Decision		3
2)	Demonstrating Personal Integrity		3
	A.	Criminal Record	3
	B.	Gifts and Entertainment	4
	C.	Alcohol and Substance Abuse	5
	D.	Human Rights, Diversity, Inclusion and Preventing Violence in the Workplace	6
	E.	Communication on Behalf of TD or about TD	7
	F.	Irregular Business Conduct	7
		Anti-Competitive Behaviour	7
		Bribery and Corruption	7
		Commission Sharing	8
		Due Diligence	8
		Forgery, Falsifying Accounts, Documents and Records	8
		Insider Trading or Tipping	8
		Kiting	9
		Money Laundering	9
		Sales Misconduct	9
		Sanctions	10
		Short Selling or Trading in Options of TD Bank Securities	10
		Terrorist Financing	10
		Theft and Fraud	10
		Tied Selling	10
		Trading Accounts	10
	G.	Protecting TD Assets	11
	H.	TD Brand	11
	I.	Intellectual Property and Copyrighted Material	11
	J.	TD’s Expense Control Framework and Reasonable Expenses	12
	K.	Cooperating with Investigations	12

This Code was approved by the Corporate Governance Committee of the Board of Directors of TD on February 28, 2017 and supersedes any previous printed or online versions.

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3)	Managing Conflicts of Interest		12
	A.	Introduction to Conflicts of Interest	12
	B.	Conflicts Arising from Personal Benefit	13
	C.	Corporate Opportunities	13
	D.	Relationships in the Workplace	14
	E.	Conflicts Arising from Personal Financial Activities	14
	F.	Bequests, Executorships, Agencies and Powers of Attorney	14
	G.	Personal Borrowing and Lending	15
	H.	Recommending Service Providers to Customers	15
	I.	Disclosing Interest and Abstaining from Participation	15
	J.	Directorships, Outside Business Activities and Investments	15
	K.	Political and Charitable Activity	16
	L.	Conflicting TD Interests	16
4)	Protecting Confidential Information		17
	A.	Protecting Customer Information	17
	B.	Protecting Employee Information	17
	C.	Protecting TD Information	18
	D.	Computer Systems Security	18
5)	Disclosure of TD Information		18
6)	Work Environment		19
	A.	Appearance and Courtesy	19
	B.	Health and Safety	19
	C.	Physical Security	19
7)	Complying with the Code of Conduct		20
	A.	Our Responsibilities	20
	B.	Reporting Violations	20
	C.	Retaliation	20
	D.	Failure to Comply	20
	E.	Annual Attestation	21
	F.	Waivers	21
Other References			22

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Introduction and Summary

The Code of Conduct and Ethics (Code) establishes the standards that govern the way we deal with each other, our customers, shareholders, governments, regulators, suppliers, competitors, the media and the public at large. Complying with the Code is part of the terms and conditions of our employment with The Toronto-Dominion Bank (TD Bank) together with its wholly-owned subsidiaries (collectively, TD).

As a responsible business enterprise and corporate citizen, TD is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism – in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. Every employee and director of TD is expected and required to assess every business decision and every action on behalf of the organization in light of whether it is right, legal and fair and within our risk appetite. This applies at all levels of the organization, from major decisions made by the Board of Directors to day-to-day business transactions. The Code is intended to help employees and directors meet these expectations and make such assessments.

In recent years, the number of news stories regarding ethical lapses at many leading organizations reminds us of the critical importance of a strong ethical culture.  By following the ethical practices outlined in the Code and incorporating elements of the TD Framework in our day-to-day activities, we will continue to promote a culture of high integrity at TD and reduce the risk that our actions will cause harm to TD.  Conveying a strong ethical culture starts with the “tone from the top” as highlighted in the introductory message from our Group President and Chief Executive Officer and our Chairman of the Board. However, it is equally important for all of our leaders to consistently demonstrate unwavering integrity and to promote awareness and compliance with the Code.  Employees often take their cues from their managers. In addition, since employees most frequently report misconduct that they observe to their managers and Human Resources, it is critical for those who receive such information to address it promptly and with the seriousness it deserves.

The Code sets out a common baseline of ethical standards required of all of us. The Code also references other TD policies in specific areas. It is important to note that certain business segments, regions or roles also have supplementary or jurisdiction-specific codes of conduct and policies, compliance manuals, sales guidelines, operational procedures, etc. to which their employees or directors must also adhere.  We must also comply with local laws and regulations, as well as our responsibilities to professional associations, self-regulatory organizations or regulators where these may impose greater or more rigorous standards than provided for in the Code or TD policies. In the event of an apparent conflict between the provisions of this Code of Conduct and local laws and regulations, we must seek guidance from our manager and/or the Legal, Compliance or Global Anti-Money Laundering departments. Within this framework, employees and directors are expected to exercise good judgment and be accountable for their actions.

We review and update the Code every year to keep it current and reflective of emerging laws, regulations, policies and best practices. TD employees and directors are required to review and attest to compliance with this Code on an annual basis. Furthermore, all employees and directors are obliged to report, in a timely fashion, any violations of the Code we may witness or reasonably suspect, ask questions about our culture of integrity and raise good faith concerns about compliance with the Code.

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Applying the Code

Not every situation can be addressed specifically in the Code. We are expected to apply the principles outlined in the Code in exercising our judgment when we face questions, concerns or issues that do not present obviously correct answers or approaches. It may be helpful for us to apply a process such as the one below to making these types of decisions. If we are still uncertain, we should seek the advice and direction of a more senior TD manager or Human Resources (or in the case of a director, the General Counsel) so that all relevant interests are fully recognized and properly served.

When we recognize that we are faced with a challenging decision that engages the principles outlined in the Code, we should:

Step 1: Collect the necessary information, and:

•	Consider what is right, legal and fair, without rationalizing

Step 2: Consider the available options, and:

•	Weigh the business and ethical pros and cons
•	Review how the decision may align with TD’s risk appetite statement
•	Consider the impact of the options on TD’s different stakeholders
•	Think about the long-term impact of our decision

Step 3: Develop a preliminary decision and test it by asking ourselves:

•	Does it strike the right balance?
•	Do I think I would be able to explain the decision to those affected by it, or even to my close family members in a way that would not embarrass me or TD?
•	Might this decision harm TD’s or my reputation?
•	Should I get help from my manager or others to make the decision?

Step 4: Make the decision and be transparent, and:

•	Acknowledge difficult ethical decisions that make us uncomfortable and may in fact require us to choose between two imperfect outcomes. We should consider reviewing difficult decisions with our managers
•	Remember that, as we commit ourselves to a course of action, our Chief Executive Officer and Chairman of the Board are expecting us to make decisions that are right, legal and fair and within our risk appetite
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1. Respecting the Law

Making the Right Decision
Concern for what is right should be our first consideration in all business decisions and actions, and that includes compliance with the law. Financial services are heavily regulated in all jurisdictions in which we operate.  We need to be familiar with and observe all laws and regulations relating to TD in the jurisdiction(s) in or for which we work or that is/are impacted by the decisions that we make. We must avoid performing any task that could reasonably be considered legally suspect, even if it might be common practice in the country or region. Adhering to the requirements in the Code and TD’s other policies and procedures that relate to TD as a whole, or our business segment and job function will help us fulfill these requirements.  Employees will not knowingly assist or allow customers or other employees to take actions which would violate the law. We will not knowingly induce an employee of another organization to breach that organization's code of conduct or the law. If we have any doubt at all, we should seek advice and direction from our manager or the Human Resources, Legal, Compliance or Global Anti-Money Laundering departments. In TD Bank America’s Most Convenient Bank, we may also seek clarification or approval of an activity from the appropriate Ethics Officer, as necessary. Directors must be aware of and consider laws that apply to the matters placed before the Board, and may seek advice from the Chairman of the Board and the Chairman may refer to the General Counsel for clarification.

2. Demonstrating Personal Integrity

A. Criminal Record
Employees must inform their manager or Human Resources Partner when charged with a criminal offence, and again if found guilty of, or plead guilty or no contest to, a criminal offence, including providing information related to the situation. For some employees the situation will also have to be reported to regulators. There may be employment consequences if an employee is charged with or found guilty of an offence, or pleads guilty or no contest to an offence. Directors are also subject to similar disclosure requirements. Minor motor vehicle-related offences of a less serious type (e.g., speeding) do not have to be reported to TD. If you are not sure whether a charge, guilty finding or plea should be reported, employees should discuss the situation with your manager or Human Resources Partner and directors should discuss the situation with the Chairman of the Board (and if the Chairman, he or she should discuss the situation with the General Counsel).

B. Gifts and Entertainment
This section only applies to us in our capacity as an employee or director of TD. This section does not apply to circumstances where the Gift (as defined below) is to, or from, our relatives and people with whom we share a financial or close personal relationship (as defined in section 3.A below) and is completely unconnected with our role at TD.

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We may not accept, offer or give, directly or indirectly for ourselves or for anyone else, gifts, entertainment or other benefits of value (collectively referred to as “Gifts”) that are not reasonable and appropriate under the circumstances. Specifically, gifts of any value where they may be construed as an attempt to bribe or influence a decision, alter the provision or receipt of a service, or where it might otherwise be inappropriate, in light of the underlying business relationship or the roles of the individuals involved. We must also never solicit Gifts of any size at any time.

Determining if a Gift is reasonable and appropriate should be based on the totality of the circumstances. We should consider whether the Gift (or combination of Gifts from or to the same individual or organization) could reasonably be construed as an attempt to influence our behaviour or that of TD (or, in circumstances where we are offering or giving the Gift, the behaviour of the recipient or their organization), as well as the value of the Gift in relation to our personal situation (or that of the recipient). It is also important to consider the circumstances, nature and timing of the Gift. If the potential recipient of a Gift or one of their family members is, or could be perceived as a Public Official (domestic or foreign), e.g., member of government or employee of a state-owned or state-controlled agency, we must also make sure that we are complying with the Anti-Bribery and Anti-Corruption Policy and any related policies and procedures, as failure to do so could result in very serious penalties.

We may accept, offer or give Gifts provided they:

•	Are not in cash or readily convertible to cash (such as securities, cheques or money orders);
•	Are consistent with accepted business practices in our region;
•	Cannot be construed as an attempt to bribe or influence, or as a form of payment for a particular transaction or a referral;
•	Do not contravene any law or regulation, and would not compromise our integrity or that of TD (or, in circumstances where we are offering or giving the Gift, the integrity of the recipient or their organization); and
•	Would not adversely affect our reputation or the reputation of TD if knowledge of the Gift was to become public.

No employee or director can accept an offer by a third party to pay for his or her travel and accommodation costs for any purpose (unless specifically approved on an exception basis by the Chief General Counsel or the Executive Vice President, Human Resources).

We should also be aware that accepting an invitation to an out of town networking, educational, sporting or other event as a guest of an existing or potential customer or supplier often creates the appearance of a conflict of interest, even where travel and accommodation is paid for by TD.  Accordingly, employees at the level of Senior Vice President or above must first obtain approval from either the Chief General Counsel or the Executive Vice President, Human Resources before accepting such an invitation to attend such an event. In the event of a circumstance where this applies to a director, the director must obtain approval from the Chairman of the Board (or if it is the Chairman of the Board, he/she must obtain approval from the Chief General Counsel) before accepting the invitation. Employees below the level of Senior Vice President do not require approval to accept the invitation, but should exercise discretion in deciding whether accepting the invitation will create the appearance of a conflict of interest.

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Here are some examples to help us interpret these rules:

1.	Being taken to lunch or dinner by a supplier would not normally be prohibited even though the supplier is likely trying to maintain or extend its services to TD, provided that the lunch or dinner is consistent with accepted business practices. This applies equally when taking a customer to lunch or dinner.
2.	We may not offer to pay the travel or overnight accommodation expenses of a customer or a potential customer without first obtaining the approval of the Executive Vice President responsible for our business area.
3.	Taking (or being taken by) a customer or a supplier to a local sporting or other event would generally be acceptable, subject to being reasonable and consistent with accepted business practices. Giving or accepting tickets to events for personal use would be considered a Gift and would only be acceptable if they are reasonable and appropriate, and do not violate the guidance provided above.
4.	Subject to the guidance above, giving (or accepting) a gift certificate or gift card to a local restaurant or retailer is acceptable provided the certificate or card is reasonable and appropriate and not ordinarily convertible to cash.

If there is any doubt about whether a Gift is reasonable and appropriate, we should seek guidance from our manager or other applicable contact for our business segment or region. For employees at the level of Executive Vice President and above, where there is doubt whether or not the Gift is reasonable or appropriate, the matter should be referred to the General Counsel or the Executive Vice President, Human Resources.  Directors should refer to the Chairman of the Board (and if it is the Chairman of the Board, he or she should seek guidance from the General Counsel). We should also bear in mind that there are some more stringent business segment or jurisdiction-specific laws, policies, procedures or guidelines regarding giving and receiving of Gifts, with which we must also comply if they apply to us.

Occasionally, a third party might offer TD employees an opportunity to participate in a sale of merchandise or the purchase of services at reduced prices. Such an offering may be acceptable when the same opportunity is extended to large groups of individuals outside TD and when the discount offered is consistent with other offerings by the third party. If the offer is only made available to TD employees, consideration must be given to whether or not the circumstances may give rise to a perceived, potential or actual conflict of interest.

C. Alcohol and Substance Abuse
TD is committed to providing a work and business environment that is free of alcohol and substance abuse. Accordingly:

•	We will not consume alcoholic beverages or other substances during working hours in quantities that affect work performance or impair conduct or judgment;
•	We will not provide or serve alcoholic beverages in TD business locations or at TD events to individuals (including employees) who are under the legal drinking age or who are impaired/intoxicated;
•	We will not consume, possess, sell or distribute illegal substances, especially while in or on TD premises, (including buildings, parking lots, surrounding grounds and in TD owned or leased vehicles), at any TD function, or at any time when one could be identified as a TD employee; and
•	Employees will not consume, provide or serve alcoholic beverages in TD's business locations, except when approved by a Senior Vice President of the business or the Head of Human Resources for that business.
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When alcoholic beverages are served and consumed at TD business premises or events, the most senior manager responsible for the premises or event is responsible for ensuring compliance with any local laws or regulations, and for putting procedures in place to comply with this section. As we are all responsible to maintain a healthy and safe workplace, we should take reasonable steps to prevent any co-worker, customer, supplier or other guest from driving while impaired/intoxicated, and should immediately report the situation to a responsible member of management.

D. Human Rights, Diversity, Inclusion and Preventing Violence in the Workplace
TD is committed to conducting all of its affairs with fairness and equity and fostering a unique and inclusive culture by providing a safe and respectful work environment that is free from harassment, discrimination, violence and other unwelcome behaviour as defined in the Respectful Workplace Policy and the applicable TD Health & Safety policies or procedures for your business segment or region. In support of this commitment:

•	TD will not condone, tolerate or ignore any harassment or discrimination on any ground protected by applicable law.
•	TD will not condone, tolerate or ignore violence or threats of violence.
•	Every employee, potential employee and director, as well as every customer, supplier or other person in a business relationship with TD must be treated with dignity and respect.
•	We are all responsible for treating others with dignity and respect.
•	We must immediately report any harassing, discriminatory or violent conduct of which we are aware or suspect so that it may be properly addressed.
•	TD will train managers so they can maintain a harassment, discrimination and violence-free workplace, and promptly address concerns raised with, or observed by, them.

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E. Communicating on Behalf of TD or about TD
Communications should be respectful, responsible and professional in tone and must not violate the Code, the Electronic Communication & Social Media Policy or other applicable policies, including customer or employee privacy. Unless we are authorized to do so, employees and directors cannot publicly comment, post or speak on behalf of TD or disclose confidential information as described at section 4) Protecting Confidential Information. We are also not permitted to use external Social Media channels or personal email accounts to communicate for TD business purposes unless authorized to do so. Employees and directors must disclose their personal connection with TD when providing any personal comment about TD, its products or services, and indicate that the views expressed are their own, and not that of TD. TD’s expectations apply wherever we happen to be, whether in a TD workplace or not.

When employees use TD electronic communication devices, communicate over TD electronic networks or discuss TD subject matter, they must comply with the TD Electronic Communication & Social Media Policy and the Social Media Guidelines.

In addition, when conducting TD business through Electronic Communications, employees must use the TD Electronic Networks or Electronic Networks (as defined in the Electronic Communication & Social Media Policy) that TD has authorized us to use.

F. Irregular Business Conduct
Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will not be tolerated under any circumstances. Such conduct is subject to internal disciplinary action, and may also lead to criminal prosecution, regulatory action or civil suit. Some of the most serious types of violations are described below:

•	Anti-Competitive Behaviour – Generally, an agreement or arrangement with a competitor to fix prices (e.g., to set interest rates, fees, prices, etc.), allocate markets or restrict supply will be illegal. As competition and anti-trust laws are very complex and vary by jurisdiction, we should be familiar with the Competition Law Compliance Policy and seek guidance from the Legal or Compliance departments in any circumstance that might be perceived as anti-competitive.
•	Bribery and Corruption – As a general rule, “anything of value” offered, promised or given to a recipient, directly or indirectly, in order to induce or reward the improper performance of, or the failure to perform, a function or an activity, can be considered a bribe. In all instances, whether an action will be considered a bribe will depend on whether it was presented for the wrong reasons. Bribes come in many forms and activity may be construed as illegal anytime there is the giving or receiving of an undue reward to influence another party’s behaviour. TD prohibits any employee or director (or anyone acting on their behalf) from (1) soliciting anything of value for themselves or for any other individual from anyone in return for any business, service or disclosure of confidential information as described at section 4) Protecting Confidential Information; and (2) accepting anything of value from anyone other than TD in connection with conducting TD business, except as may specifically be permitted by the Code or applicable policies. TD's prohibition extends to prohibiting "facilitation" (or "grease") payments. Some specific examples of undue rewards that can constitute a bribe include cash, Gifts, business opportunities or contracts, employment or internships, travel, entertainment and other expenses. Bribery and corruption laws are complex and violations carry very significant penalties. Accordingly, if we should become aware of or suspect a violation of the Anti-Bribery and Anti-Corruption Policy or of the applicable law, we must immediately refer the matter to the business segment compliance contact or the Global Sanctions and Anti-Bribery Corruption Unit at tdabac@td.com to allow for any corrective action that is appropriate under the circumstances.
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•	Commission Sharing – The sharing of commissions such as finders' fees or secret commissions with any other employee or director, agent or broker who is not licensed to buy or sell the security, instrument or product in question, or who is not part of an established commission-sharing program, is prohibited.
•	Due Diligence - When we are responsible for due diligence processes before committing TD to a loan or other business transaction, we must exercise due care and follow business policies, practices and procedures in carrying out these activities.
•	Forgery, Falsifying Accounts, Documents and Records - Improperly creating or reproducing, or falsifying a signature or initial, or otherwise creating a false document will not be tolerated under any circumstances. In addition:
We must not manipulate internal accounts or make entries to any account which are false, have not been properly verified or obscure the true nature of the transaction, or allow such entries to be made. We must not establish or operate, for any purpose, an account on the books of TD that cannot withstand the closest public scrutiny of its propriety. Also, we must not manipulate or falsify any TD financial statement, record or return.
We must not intentionally complete inaccurate reports, forms or other documents (including marketing and client presentation material) that are relied upon by TD to be an accurate record of the circumstances, or that are disclosed publicly or directly to third parties, including government agencies, regulators and customers or potential customers.
•	Insider Trading or Tipping – Employees or directors who possess material, non-public information about TD or its customers, business partners or other third parties (e.g., with whom TD may be contemplating a purchase or sale) are prohibited from trading in securities of those entities ("Insider Trading"). Employees and directors also may not relay material, non-public information ("Tipping") to anyone except in accordance with the TD Information Barrier Policy. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would reasonably be expected to affect the value of securities of the company. Examples of material information may include (but are not limited to):
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A significant acquisition, sale of a business, merger or takeover bid;
A change in the general character or nature of a company;
Entering into or loss of significant contracts;
Bankruptcy, impending insolvency, or other financial problems;
Significant new business opportunities (e.g., discoveries, inventions, new orders or contracts), or the loss of business;
A change in a company's capital structure; or
Earnings information or information about a dividend declaration that is not available to the public.

Employees or directors must also comply with the TD Information Barrier Policy and the TD Trading Window Policy and any other information barriers applicable to their business area or region.

Insider trading and tipping are serious criminal offences.  If we have any questions as to whether a particular piece of information is material and/or non-public we should contact a member of our business segment’s Compliance team prior to taking any action that may constitute insider trading or tipping.

•	Kiting – Inflating the balance in an account with artificial funds, usually through manipulating the clearing system and banking machines to gain unauthorized access to cash or credit, is never acceptable, even if it does not cause a loss to TD. Suspicious kiting situations must be reported in accordance with our business segment escalation process regarding fraud to allow for any corrective action that is appropriate under the circumstances.
•	Money Laundering – TD is committed to taking all reasonable and appropriate steps to detect and deter persons engaged in money laundering from utilizing TD products or services to do so. Making the proceeds of criminal activity appear as if they came from legitimate sources is a criminal offence, and so is knowingly failing to report transactions or activities where there are reasonable grounds to suspect they relate to money laundering.

We must not knowingly initiate or be party to money laundering, and must promptly report suspected money laundering situations in accordance with the TD Bank Group Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy and the escalation procedures established for our business segment or region to allow for appropriate corrective action.

•	Sales Misconduct – A central component of TD’s mission is to be customer focused. Accordingly, whenever employees are servicing customers or providing advice or recommendations, we must deal fairly with our customers. As such, we must not allow our desire to increase our performance results to come before our focus on our customers. Employees must not willfully spread rumours or disseminate false or misleading information. Care must also be exercised when handling unsubstantiated market information. Customer communications in particular should have a reasonable basis, be fair and balanced, and not contain any inaccurate or misleading information.
•	Sanctions - TD is committed to complying with economic and trade sanctions imposed against countries, governments, individuals and entities specified by the competent authorities in the jurisdictions where TD operates. TD takes reasonable and appropriate steps to ensure TD products or services are not used to violate or circumvent applicable economic and trade sanctions laws as sanctions violations can result in civil and criminal liability for TD and certain employees. We must not knowingly initiate or be party to the circumvention or facilitation of activity prohibited or restricted by sanctions, and must promptly report suspected sanctions related situations or issues in accordance with the escalation procedures established for our business segment or region. For more information, refer to the TD Bank Group Global Sanctions Policy.
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•	Short Selling or Trading in Options of TD Bank Securities – All employees and directors of TD are prohibited from:
Short selling (i.e., a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by TD Bank or other Restricted Securities (as defined in the TD Trading Window Policy);
Entering into any transaction or series of transactions that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by TD Bank or other Restricted Securities
Entering into any contract or series of contracts that create a short sale of TD Bank or other Restricted Securities; or
Trading in put or call options on securities issued by TD Bank or other Restricted Securities, including covered calls.

In addition to the specific prohibitions above, all employees who receive equity-based compensation awards (including, for example, restricted share units, performance share units and stock options) are prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of such awards.

•	Terrorist Financing – TD is committed to preventing the use of its financial services for terrorist financing purposes. We will not knowingly deal, directly or indirectly, with any person, entity or group subject to anti-terrorism measures or whom we believe or have reason to believe is involved in the financing of terrorist activities. We must report transactions or activities that we know or suspect relate to terrorist financing in accordance with the TD Bank Group Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy and applicable procedures to allow for any appropriate action to be taken.
•	Theft and Fraud - TD is committed to taking all reasonable and appropriate steps to prevent acts of theft and fraud. Misappropriating, or embezzling funds, property or data belonging or entrusted to TD or others, is strictly prohibited. We must not knowingly be party to such activity and must promptly report suspected fraud in accordance with the Financial Crimes and Fraud Risk Management Policy and the escalation procedures established for the business segment or region.
•	Tied Selling – We cannot coerce or impose undue pressure on a customer or potential customer to obtain another product or service from TD as a condition of approving a request for a TD product or service.
•	Trading Accounts – Opening or operating a trading account in the name of any TD business unit with any broker or investment dealer, or knowingly allowing a broker to do so, without the prior written approval of our regional office or business head, is prohibited.
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The Code and, in particular, the Personal Integrity section, applies not only to us as TD employees and directors, but also to us as TD customers. Therefore, if an employee within TD reasonably suspects another employee or a director of being in violation of the Code in their dealings with TD as a customer, that employee is responsible for immediately reporting the situation in accordance with section 7 of this Code to allow for any corrective action that is appropriate under the circumstances.

G. Protecting TD Assets
We must make every effort to protect all TD property and assets from theft, fraud, harm, loss or misuse, especially those that are in our custody or control and are our responsibility. These may include cash, negotiable instruments such as drafts, money orders, securities or certificates, premises, information (including customer and employee personal information) and equipment, including laptops. The TD Bank Group Financial Crimes and Fraud Risk Management Policy require employees to act in a proactive and coordinated manner to prevent and detect potential financial crimes and fraud. If we become aware of or suspect any actual, potential or attempted theft, fraud, harm, loss or misuse of TD property, we must immediately notify our manager or other appropriate TD official in order to allow for any corrective action that is appropriate under the circumstances.  TD property that is entrusted to us may be accessed or used only for the purpose of executing our accountabilities with TD, except to the extent that non-business use is expressly permitted.

H. TD Brand
As employees, we must avoid using TD communications materials for personal reasons (except as permitted under the TD Electronic Communication & Social Media Policy) as this could lead to a misunderstanding and possibly damage TD's reputation. Specifically, care should be taken in the use of TD stationery (including forms, letterhead and envelopes), faxes where the name, address or phone number of any TD company, business segment or department appears on the fax, or emails (paper or electronic copies) where the @website is a TD website.

I. Intellectual Property and Copyrighted Material

We must never use any TD intellectual property (e.g. logos, images, trademarks, presentations, audios/videos, software, etc.) except in the normal course of performing job duties and in accordance with TD’s brand standards. As employees, we must never reproduce or use intellectual property of any third party (such as software, video, music, documents and other materials of vendors, suppliers, customers or others) unless TD has valid documented licenses, if required, for such use and only in compliance with all licensing terms and all TD policies.

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J. TD's Expense Control Framework and Reasonable Expenses
All employees are required to follow the requirements set out in the TD Expense Control Framework, which outlines the preventative and detective control measures that have been implemented to reduce the likelihood of losses due to error and fraud, along with expectations of the employees' roles and responsibilities in implementing them.

As employees, we are required to comply with the policies and procedures outlined in the TD Expense Policy and Procedures Portal, including claiming only reasonable expenses actually incurred for TD business within TD guidelines; and we are accountable to follow our authorization limits when we authorize expense commitments, transactions or employee claims for reimbursement. In addition, we must not use a TD corporate credit card for any purpose other than for proper TD business expenses, and we must manage the card in accordance with applicable policies and procedures. Employees are responsible for any fees or interest payable incurred on the TD Corporate credit card as a result of not submitting claims in a timely manner for eligible expenses. In particular, a TD corporate credit card can only be used for legitimate TD business purposes and cannot be used to charge personal items or services. Cash advances using a TD corporate credit card are strictly prohibited.

K. Cooperating with Audits and Investigations
All employees and directors are required to fully cooperate with the Audit, Financial Crimes & Fraud Management, Legal, Compliance, Global Anti-Money Laundering and Human Resources departments and any other areas of TD which may, from time to time, audit or investigate issues within TD. Further, we must not in any way obstruct, hinder or delay any internal investigation. The obligation to cooperate may extend to providing truthful information pursuant to, or in the defense or prosecution of, legal proceedings and investigations involving TD, its customers or employees.

3. Managing Conflicts of Interest

A. Introduction to Conflicts of Interest
In keeping with expectations regarding ethical corporate conduct, customers and the public have a right to openness and honesty in all their dealings with TD. As representatives of TD, we must avoid activities or circumstances that create conflicts between our personal interests and our responsibilities as employees or directors, as well as complying with policies and procedures that manage potential conflicts between TD's interests and those of other stakeholders, such as customers and counterparties.

Conflicts of interest arise when individuals or organizations have personal interests that may interfere with, or appear to interfere with, the independent exercise of judgment in business dealings. We must avoid having our decisions on behalf of TD influenced (or to even be seen to be influenced by) conflicting interests.  For these reasons, actual, potential and perceived conflicts of interest (each a “Conflict” and collectively described as “Conflicts” in this section) must be carefully managed.  The following Conflict of Interest sub-sections describe many of the more commonly encountered Conflicts, but we must always be alert to other situations that may give rise to Conflicts.  In any situation where there is a Conflict, we must bring the situation to the attention of our manager, Human Resources Partner or other contact listed in this Code.

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For purposes of this section, “relatives and people with whom we share a financial or close personal relationship” include for example, a spouse, domestic partner, party to a civil union, others with whom we share a romantic relationship, parent, child, grandchild, grandparent, sibling, guardian, roommate, business partner, co-investor, guarantor, etc., but do not include nominal financial relationships.  Parent, child and sibling include biological, adopted, step and in-law relations.

B. Conflicts Arising from Personal Benefit
A Conflict may arise where we may be motivated to act in a manner that is not in the best interests of TD, our customers and/or our shareholders. Often this is because we, or our relatives or people with whom we share a financial or close personal relationship, stand to benefit from the action in some way.

We must avoid acting in a manner that places our personal interests ahead of the best interests of TD, our customers and/or our shareholders. As noted above, we must also avoid situations that might create the appearance of a conflict of interest whether or not it actually exists and whether or not we believe we would be improperly influenced. For example, we may not, directly or indirectly purchase or acquire an interest in real property that is being sold by TD following repossession or foreclosure. Where we face a potential conflict, we must disclose the situation to our manager or Human Resources Partner.

C. Corporate Opportunities
We must not use TD property or information, or information concerning our employees, customers, prospective customers, suppliers or agents, including, for example, their accounts, transactions, or other financial, business or credit information, our position at TD, or our access to, or knowledge of TD systems, policies or assets:

•	for personal gain, or the gain of our relatives and people with whom we share a financial or close personal relationship;
•	to compete with TD; or
•	to take advantage of opportunities that are discovered in the course of conducting TD business.

We are expected to advance the legitimate interests of TD whenever the opportunity arises. Great care must be taken to avoid any Conflict when purchasing or selling assets or services from or to TD, its customers or its suppliers. In specific cases, however, a personal opportunity may be approved provided that it is disclosed in advance and in writing to our Human Resources Partner (or, in the case of the Chief Executive Officer or a director, to the Chairman of the Board of Directors; and in the case of the Chairman of the Board of Directors to the General Counsel) and is determined not to be material. The Chairman, in consultation with the General Counsel, will determine if any additional board notifications or approvals are necessary in the circumstances.

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D. Relationships in the Workplace
We must not give or receive any special consideration relating to employment or conditions of employment to or from relatives and people with whom we share a financial or close personal relationship. Our business and human resources decisions must be based on sound ethical business and management practices, and not influenced by personal concerns.

Relatives and people who share a financial or close personal relationship may not work in positions where there is an actual or potential conflict of interest (for example, where the positions serve as controls for each other, where there is a direct reporting relationship between them, or where either one has the authority to influence, directly or indirectly, any term or condition of employment of the other), unless the situation has been disclosed to the business unit executive and Human Resources Partner(s) involved and approval has been obtained.  Directors should disclose such a situation to the Chairman of the Board (and if it is the Chairman of the Board, he/she should disclose the situation to the General Counsel). If a Conflict exists, one of the parties may be relocated.  For more detailed information on this subject, please refer to the Personal Relationships and Nepotism Standard.

E. Conflicts Arising from Personal Financial Activities
Employees are required to conduct personal financial activities at TD with transparency. To avoid any Conflicts, employees must not knowingly access account information, act in a lending capacity or conduct financial transactions (even if seemingly routine) for ourselves, or relatives and people with whom we share a financial or close personal relationship. All of our personal financial activities must be conducted on an arm's length basis, meaning, for example, an employee who reports to us should not process our financial transactions that require the exercise of discretion, and if we are processing a transaction for another employee, we must exercise the same due diligence as we would for any other TD customer.

F. Bequests, Executorships, Agencies and Powers of Attorney
Except for our relatives and people with whom we share a financial or close personal relationship, employees must not assume authority over a client's financial affairs, including acting as executor, agent, trustee, attorney or in any other fiduciary capacity for a TD customer or be a beneficiary under a will or a trust of a TD customer, where this relationship may give rise to any perception of conflict of interest, undue influence or other impropriety. If an employee learns that a TD customer (other than a relative or a person with whom we share a financial or close personal relationship) has named, or is considering naming us in any of these capacities, we must immediately inform our manager or Human Resources Partner. TD will assess the situation to determine whether or not it is appropriate for us to accept the appointment or bequest and/or any appropriate conditions to impose in relation to ongoing dealings with the customer. Where the employee's relationship with the customer is entirely personal (i.e., the employee has had no direct or indirect dealings on behalf of TD with the customer), the situation generally will not give rise to any actual or perceived conflict of interest.

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G. Personal Borrowing and Lending
Employees must not borrow funds from or lend personal funds (including cosigning or providing a guarantee for loans) to another employee in an amount that is more than nominal value. Also, employees must not borrow from or lend any personal funds to a TD customer (other than relatives and people with whom we share a financial or close personal relationship) of our business segment, though we may borrow from a customer that is a financial institution or one that offers credit to customers, provided the terms of the loan are in the ordinary course of the customer's business.

H. Recommending Service Providers to Customers
Occasionally, a customer may ask an employee to recommend an external service provider such as an accountant, lawyer or real estate agent. We may provide the names of several external service providers but may not recommend any particular one.  Employees may not provide any written or public endorsement or testimonial of any third party on TD’s behalf without approval of the marketing department supporting our business segment.

I. Disclosing Interest and Abstaining from Participation
To avoid any actual, potential or perceived conflict of interest, we must disclose any interest we have in an existing or proposed material contract or transaction involving TD in which we may have some influence or perceived interest. If we are an officer or director of an entity that is party to any such contract, that relationship must also be disclosed. These disclosures must be made to our manager at the earliest opportunity (or, in the case of the Chief Executive Officer or a director, to the Chairman of the Board of Directors; and in the case of the Chairman of the Board of Directors to the General Counsel).

In addition, we must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which we have an interest described above.

J. Directorships, Outside Business Activities and Investments
Employees may not enter into any employment, directorship, office, trade, volunteer activity or business outside of TD or invest in a company (other than an interest of less than 10% of a publicly traded corporation) without first reviewing the guidelines for outside business activities, their terms of employment and applicable laws and regulations that apply to them by virtue of their role, and obtaining consent from TD where required. The Chief Executive Officer, Group Heads and any other members of the senior executive team must also obtain the consent of the Corporate Governance Committee of the Board of Directors of the Bank, with some exceptions. As a general principle, outside business activities should not interfere with the performance of our duties at TD or our ability to exercise judgment in TD's best interests.

K. Political and Charitable Activity
As employees and directors, we may make personal political contributions and charitable donations at our discretion, subject to ensuring that there is no regulatory prohibition or reporting restriction on such contributions. However, we must not commit TD to charitable contribution without prior approval from Community Relations (Marketing). We must not commit or make political contributions on behalf of TD in Canada without prior approval of Canadian Government Relations (Corporate and Public Affairs) or in the United States without prior approval of

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U.S. Government Relations (Regulatory and Government Affairs).  In other regions, we should consult with either the Legal or Compliance department. If we hold a position in a political organization which may influence the financial needs of that organization, or if we are asked to conduct financial transactions or fundraising on that organization's behalf, we should consult with Human Resources and ask that they review this relationship to ensure that there is no perception of Conflicts or improper influence. Employees should not engage in any political activity in the workplace unless authorized by senior management and/or the Government Relations group for our region. If we are soliciting financial or other donations on behalf of organizations or individuals including employees of TD, (note that soliciting donations for charitable purposes is not considered to be soliciting Gifts, which is prohibited in section 2.B of the Code) we should exercise discretion in soliciting donations from co-workers, customers and suppliers (i.e., they should never be made to feel any obligation to make a donation) and must comply with any applicable TD policies. We must not use email group lists for purposes of requesting donations without approval from the responsible department head. Directors who have any questions about this section, or who require approval for political or charitable activity should consult with the Chairman of the Board (and if it is the Chairman of the Board, he/she should consult with the General Counsel).

L. Conflicting TD Interests

TD is committed to avoiding material Conflicts between its interests and those of its customers and counterparties. A material Conflict would exist if TD were to engage in any transaction or activity that could involve or result in TD’s interests being materially adverse to the interests of a customer or counterparty. TD has established, maintained and enforced information barriers as set out in the TD Information Barrier Policy to physically separate employees or functions, or limitations on types of activity, to help prevent Conflicts from involving or resulting in a materially adverse effect on a customer or counterparty.

If, notwithstanding the information barriers established, we know or should reasonably know that a specific transaction or activity may involve a Conflict that could result in a materially adverse effect on a customer or counterparty, we must discuss the situation with our manager and/or our Compliance department representative and assess whether disclosure of the Conflict to the customer or counterparty is necessary or appropriate. If so, we must ensure that (i) we make clear, timely, and effective disclosure of the Conflict; and (ii) the customer or counterparty has the opportunity to negate, or substantially mitigate, any materially adverse effect created by the Conflict.

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4. Protecting Confidential Information

Confidential information includes any information (including customer and/or employee personal information) that is not publicly known, and may include information classified as internal, confidential, or restricted pursuant to TD's TRMIS Data Management Standard. We may have access to confidential (non-public) information concerning TD, our customers, suppliers, regulators or fellow employees. We have an obligation to comply with applicable laws and the policies and procedures of our business segment and region pertaining to confidential information. We are all responsible to safeguard confidential information in our possession from unprotected access or disclosure.  If or when it is necessary for us to take, send or work on confidential information outside of TD premises or systems, including when we are working from a non-TD location, we must ensure it is appropriately protected, regardless of whether the information is in physical or electronic form.

We may not use or disclose confidential information to any person at any time after the termination of our employment for any reason. All such information must be destroyed or returned to TD upon the termination of employment and deleted from any personal electronic device.

We may have had access to the confidential and proprietary information of past employers during employment prior to joining TD. We must never use or disclose any of this information to anyone, including employees, customers or vendors, as part of, or during, our employment with TD. If we become aware of or suspect any violation of this obligation, we should immediately report it to our manager or HR Partner.

A. Protecting Customer Information
Customer information must be kept private and confidential. We must not leave customer information unattended and we must not discuss or disclose any customer information (including that an individual or institution is a customer of TD) to anyone outside of TD unless we are required to disclose by law, are authorized to disclose by the customer, or are directed to disclose in circumstances described in policies and procedures applicable to our business segment or region. We must not access customer information except in the normal course of our duties, for a legitimate purpose and with proper authorization or consent. In addition, we must not disclose or share customer information with other TD employees who do not have a legitimate need to know the information and who do not have the appropriate access clearance. When dealing with customer information, employees must comply with all laws as well as TD’s Global Privacy Policy and the privacy policies and procedures applicable to our business segment and region.

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B. Protecting Employee Information
TD is permitted to collect, use and disclose employee personal information for employment administration purposes in accordance with TD policy and applicable law. Employees must not collect, use or disclose personal information of other employees except in accordance with all laws, TD's Global Privacy Policy and TD employee privacy policies and procedures applicable to our business segment and region. We must not access employee information except in the normal course of our duties, for a legitimate purpose and with proper authorization or consent. We must also exercise care and discretion with the personal information of other employees in our possession and never leave it unprotected. We must never discuss or disclose it to anyone outside of TD unless for a legitimate purpose and we are permitted or required to disclose by law, are authorized to disclose by the employee, or are permitted to disclose in circumstances described in the policies and procedures applicable to our business segment or region. We must not disclose or share another employee’s personal information with other TD employees who do not have a legitimate need to know the information unless we are authorized to disclose by law.

C. Protecting TD Information
We must carefully protect the confidential and proprietary information to which we have access, and not disclose it to anyone outside of TD or use it with proper authorization. We must not disclose or discuss the information with other TD employees who do not have a legitimate need to know the information.

In the U.S, legislation provides certain protections to individuals who disclose a trade secret to their legal representative or legal advisor, a court, or a government official in certain, confidential circumstances. These protections are set forth in the U.S. TD Bank Employee Handbook, in the section entitled "Confidentiality", which is available via the Company's Intranet.

D. Computer Systems Security
When using TD computer systems and accessing TD information, we must be properly authenticated at all times. In addition, access to passwords must be strictly controlled. It is our responsibility to take the necessary steps to protect our logon ID, passwords, digital signature or other means we use to identify ourselves to the TD computer network and to otherwise protect TD computer systems from unauthorized access (including ensuring that our computers are always locked when we leave them unattended). This also applies to access given to third parties or agents through any shared system or direct access to TD systems. We must also exercise vigilance in protecting TD systems against computer viruses. As employees, we must comply with the Technology Risk Management and Cybersecurity Policy.

All computer hardware, software, email, voicemail and internet accounts provided to employees are the property of TD and may be monitored, recorded and accessed by authorized TD representatives in accordance with TD policy and applicable law. In addition, all information stored, processed or transmitted on any TD system, network, equipment or device or external system used by TD to conduct business, is considered the property of TD.

Communication conducted over TD's internal network or any external network generally is not considered private. Employees must protect communication conducted over external networks from unauthorized access (for example, with encryption). Also, when communicating via TD's internal network, employees should consider the sensitivity and confidentiality of the information and take appropriate precautions.

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5. Disclosure of TD Information

TD is committed to providing timely, accurate and balanced disclosure of all material information about TD, and is also committed to transparency in its reporting obligations to shareholders and the public. All employees, officers and directors of TD are required to comply with the TD Disclosure Policy.

6. Work Environment

A. Appearance and Courtesy
To customers and prospective customers, the individual employees with whom they come in direct contact represent TD. Some business segments in TD have formal dress codes and we should abide by such dress codes if they apply to us. In any case, our choice of work attire should be guided by what is appropriate for our customers. Work attire must be neat and clean and conform to the established dress standards of our business segment, having due regard to personal hygiene and grooming. We must also be courteous and respectful in all dealings with the public and other employees and in all other business relationships.

B. Health and Safety
Under TD’s health and safety program all employees share the responsibility of maintaining a healthy, safe and respectful work environment. We are all expected to observe the established health and safety policies, regulations and practices applicable to our business segments and regions and report accidents, injuries and unsafe equipment, substances, practices or conditions.

Employees who have specific accountabilities under health and safety legislation (e.g., first aid attendants, health and safety representatives, etc.) are required to acquire the necessary training, understand their additional responsibilities and act on them to protect the health and safety of individuals within the workplace. For more detailed information, please refer to the applicable TD Health & Safety policies or procedures for your business segment or region.

In addition, employees are all responsible to ensure our own safety while travelling for business purposes.  When employees are planning business travel we are required to use TD’s corporate travel program and booking services so that TD can monitor and advise us of potential security issues, and also support us (e.g., getting us home safely) should an emergency arise.

C. Physical Security
TD has developed the Physical Security Policy to help fulfil its commitment to protect employees and assets worldwide, while mitigating the risk resulting from various security threats. Employees are all expected to be alert to, and to take reasonable steps to prevent potential security threats to ourselves, other employees, TD premises and property, and to report security incidents according to our business segment or regional procedures. In some business operations, as part of the physical security program, TD uses routine video surveillance in common areas.  Video surveillance can be helpful in investigating offences or claims against TD as well as violations, or alleged violations of TD policies and practices, including the Code.

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7. Complying with the Code Of Conduct

A. Our Responsibilities
Every employee and director of TD, in every location, every job, at every level, and at all times, is responsible to safeguard the reputation of TD, including by complying with this Code.

B. Reporting Violations

Where we are aware of or suspect any conduct that violates the Code (or related policies, supplemental codes, compliance manuals, other duties owed toward TD, etc.) we have an obligation to immediately report such conduct using any available channel, for example, to our manager or Human Resources Partner. If we are not comfortable with these channels, we may choose to report the violation to any executive officer of the Bank, a business head, department head, regional office head, and/or our Security and Investigation department. We may also choose to instead report the violation through other means available to us, including but not limited to the employee complaint resolution process, problem solving or other escalation process in our business or location. We may also report violations anonymously to TD through our company's confidential Whistleblower Hotline, which provides a mechanism for us to report violations via www.ethicspoint.com, or by telephone, 24 hours a day, and 7 days a week.

If we become aware of or suspect any violation by an executive officer (other than the General Counsel) or a director, we should report our concerns to the General Counsel. Any suspected violation by the General Counsel should be reported to the Chief Executive Officer or the Executive Vice President, Human Resources. Directors should report violations to either the Chairman of the Board or the General Counsel.

It must be noted that nothing in this section, the Code or any TD policy prohibits, or is intended to prohibit, us from:

•	Exercising our lawful rights to communicate with or report violations of law or regulations to a recognized self-regulatory organization or law enforcement agency (collectively referred to in this section as a "government authority"); or
•	Cooperating with or participating in any investigation or proceeding conducted by a government authority.

If circumstances exist where reporting a matter internally would impede our ability to report the matter to or communicate with an appropriate government authority, then we are not obligated to report the matter internally. TD prohibits retaliation against employees because they exercise their obligation to report internally, their legal right to report to or communicate with an appropriate government authority, or their legal right to cooperate with or participate in any investigation or proceeding conducted by a government authority.

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C. Retaliation
TD is committed to protecting any employee, customer or supplier from any form of retaliation or reprisal (also known as victimization in some jurisdictions) for reporting in good faith, including to a government authority, a possible violation of the Code. Any employee who attempts (directly or indirectly) to intimidate or retaliate against anyone who makes such a report will face disciplinary action, up to and including termination. As such, if an employee within TD in good faith suspects us of violating the Code, they are expected to report the situation to TD, regardless of which business unit they work within or how they came to their suspicions.

D. Failure to Comply
It is our responsibility to be familiar with and understand the provisions of this Code as well as other applicable TD policies, including those specifically identified in this Code. Failure of an employee to comply with the Code or any other applicable policy may result in disciplinary action, including disciplinary documentation and unpaid suspensions, up to and including termination of employment, and may also impact performance ratings and incentive pay. Directors of TD are also required to comply with the Code. Failure of a director to comply with the Code will be dealt with in accordance with the policies and procedures of the Board of Directors.

E. Annual Attestation
Subject to any exemptions approved by the Executive Vice President, Human Resources, all active employees and directors are required as a condition of employment or their office, as the case may be, to complete an attestation on an annual basis stating that they have complied with the obligations set out in paragraph D above. Inactive employees include those on Short-Term or Long-Term Disability or other leaves of absence. Employees are required to comply with the Code during their absence and will have previously attested to compliance with the Code.

F. Waivers
In certain limited situations, TD may waive the application of sections of the Code. For employees (other than executive officers), any such waiver requires the express approval of the executive officer and the most senior Human Resources executive for the business segment responsible for that employee, as well as the Executive Vice President, Human Resources. For executive officers and directors, any such waiver requires the express approval of the Audit Committee of the Board of Directors of TD Bank. TD will publicly disclose any such waiver granted to an executive officer or director, as required by applicable law.

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Other References

A copy of the Code of Conduct and Ethics can be found at td.com and TD’s intranet site applicable to your business or region.

For local or region-specific policies that may apply to you, please refer to your employee Handbook or the TD intranet site applicable to your business or region.

For more information on:		Please read:
•	Anti-Competitive Behaviour	•	TD Bank Group Competition Law
Compliance Policy

•	Anti-Money Laundering or Anti-Terrorist	•	TD Bank Group Enterprise Anti-
	Financing		Money Laundering and Anti-Terrorist
Financing Policy

•	Bribery and Corruption	•	Anti-Bribery and Anti-Corruption Policy

•	Computer Systems Security	•	Technology Risk Management and
Cybersecurity Policy

•	Customer/Employee Privacy	•	Global Privacy Policy
•	Data Classifi cation	•	TRMIS Data Management Standard

•	Disclosure of TD Information	•	Disclosure Policy

•	Expenses	•	Expense Overview and General Provisions
		•	TD Expense Policy Implementation
Framework
		•	Expense Authorization Limits
		•	Business Expense Policy and Procedures
		•	Employee Expense Policy and Procedures
		•	Project Approval Policy and Procedures

•	Financial Crimes	•	Financial Crimes and Fraud Risk
•	Fraud		Management Policy

•	Gifts and Entertainment	•	Anti-Bribery and Anti-Corruption
•	Bribery/Corruption		Policy

•	Health & Safety Issues	•	Health & Safety Policy (North America)
and Standard (Canada)
		•	Health and Safety (TD Securities London)

•	Information Barrier and Trading	•	TD Information Barrier Policy
	Windows	•	TD Trading Window Policy

•	Intellectual Property	•	Intellectual Property Policy

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For more information on:		Please read:
•	Violence in the Workplace	•	Health & Safety Policy (North America)
and Standard (Canada)

•	Physical Security	•	Physical Security Risk Management Policy

•	Relationships in the Workplace	•	Personal Relationships and Nepotism
Standard

•	Respect Concerns – Harassment,	•	Respectful Workplace Policy
	Discrimination, Retaliation/Victimization	•	Health & Safety Policy (North America)
and Standard (Canada)
		•	Health and Safety (TD Securities
London)

•	Sanctions	•	TD Bank Group Global Sanctions Policy

•	TD Framework	•	TD Framework

•	Use of the Internet, E-Mail and Electronic	•	Electronic Communication & Social
	and Social Media		Media Policy
•	TD Brand	•	Social Media Guidelines
		•	TD Brand Strategy

•	Whistleblowing/Confi dential Information	•	Between Us
		•	Whistleblower Policy

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